Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor

New York, NY 10017

October 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: David Link

Re:	Deep Medicine Acquisition Corp.
Registration Statement on Form S-1
Filed September 13, 2021, as amended
File No. 333-259500

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Deep Medicine Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Tuesday, October 26, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Humphrey P. Polanen
Humphrey P. Polanen
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP